EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements on Forms S-8 (File No. 333-215508 and No. 333- 208343) and Form S-3 (File No. 333-208120) of Sequential Brands Group, Inc. of our report dated April 15, 2021 on our audit of the consolidated financial statements of Sequential Brands Group, Inc. and Subsidiaries as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020, which includes an explanatory paragraph relating to Sequential Brands Group, Inc.'s ability to continue as a going concern, and our report dated April 15, 2021 on the effectiveness of internal control over financial reporting of Sequential Brands Group, Inc. and Subsidiaries as of December 31, 2020, which reports are included in this Annual Report on Form 10-K of Sequential Brands Group. Inc. for the year ended December 31, 2020.

/s/ CohnReznick LLP

New York, New York
April 15, 2021